FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FAQs(*)

CONTENTS

I-	The purpose of Endesa’s Extraordinary General Shareholders’ Meeting

II-	Announcement and convening of the meeting, quorum, place and time

III-	Right to information

IV-	Attendance fee

V-	Methods of participating in the Shareholders’ Meeting

a.	DELEGATION OF PROXY
i.	Through long-distance communication
1.	By electronic means
2.	By postal mail
ii.	Attendance of the proxyholder at the Shareholders’ Meeting
iii.	Delivery of the proxy card to the Company Headquarters or to the premises set up for this purpose

b.	LONG-DISTANCE VOTING
i.	By electronic means
ii.	By postal mail

c.	DELIVERY OF THE ATTENDANCE CARD TO THE COMPANY HEADQUARTERS OR TO THE PREMISES SET UP FOR THIS PURPOSE

d.	ATTENDING THE SHAREHOLDERS’ MEETING

VI-	Voting and adoption of resolutions at the Shareholders’ Meeting

VII-	The Public Tender Offer

(*)
This Frequently Asked Question (FAQ) document will not apply to holders of Endesa’s American Depositary Shares (ADS) in certificate and holders of Endesa’s ordinary shares who hold their shares through a custodian bank not member of IBERCLEAR. Procedures and dates to participate and/or to vote might be different to those explained in this document for this these types of holder.

Therefore, if you are anyone of the above mentioned types of holder you are urged to contact your custodian banks, such as a broker, bank or trust company, or depositary bank where your securities are held, for information.

If your custodian bank or depositary bank do not have proxy services or you face any other problem to participate please call Endesa´s proxy agent, D. F. King & Co. for assistance, at:
•	Toll-Free in Europe: + (800) 5464-5464
•	Toll-Free in the United States: + 1 (800) 967-7921.

Notice:

Investors are urged to read the Prospectus, Report, Notice of Endesa’s EGM and other material relating thereto, all as filed with the Comisión Nacional del Mercado de Valores (the "CNMV") as well as Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 as amended from time to time and filed by Endesa with the U.S. Securities and Exchange Commission (the “SEC”).

Such documents, further amendments thereto and other public filings made from time to time by Endesa with the CNMV or the SEC contain important information and are available without charge from Endesa’s website at www.endesa.es, from CNMV’s website at www.cnmv.es and from SEC’s website at www.sec.gov as well as at Endesa’s principal executive offices in Madrid (Spain) and the principal executive offices of the offerors.

I-	The Purpose of Endesa’s Extraordinary General Shareholders’ Meeting

1.	Why has this Extraordinary General Shareholders’ Meeting been called?

As you probably already know, Acciona, S.A. and Enel Energy Europe S.r.l. jointly has made a public tender offer (“The Offer”) to all Endesa shareholders for a price of Euro 40.16 per share. This offer is conditional on specific amendments being made to Endesa’s Corporate Bylaws.

The Board of Directors has called this Extraordinary General Shareholders’ Meeting so that Endesa’s shareholders can decide whether or not these Corporate Bylaws should be amended.

The agenda of the Extraordinary General Shareholders’ Meeting is as follows:

•	Amendment of article 32 of the Corporate Bylaws (Limitation of voting rights).
•	Amendment of article 37 of the Corporate Bylaws (Number and classes of Directors).
•	Amendment of article 38 of the Corporate Bylaws (Term of office of Directors).
•	Amendment of article 42 of the Corporate Bylaws (Incompatibilities of Directors).
•
Authorization to the Board of Directors for the execution and implementation may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for processing the said resolutions as a public instrument, registration thereof and, as the case may be, correction thereof.

2.	Why is your participation important?

•	If you do not participate you will not receive the attendance fee.
•	The amendment of art. 32 of the bylaws requires the favourable vote of more than 50% of the subscribed voting capital
•	Non attendance will be equivalent to a “no” vote.
•	In the event that bylaws are not changed, shareholders may not have the option to sell their shares in this public tender offer.

2.1   What should I do to participate?

There are several ways. The easiest one is to send back a completed and signed attendance card, which your financial institution has sent or will be sending you and that will entitle you to participate in this Shareholders Meeting.

Please do not confuse the attendance card with the acceptance form for Acciona´s and Enel´s tender offer, which you may receive as well.

If you do not receive the attendance card, or if you lose your card, please see question 18.

2.2   If I want to accept The Offer, what should I do in the Shareholders Meeting?

If you want to accept The Offer, you should participate in the Shareholders Meeting and vote favourably for the proposed bylaws amendments in order to reduce the risk that the conditions for the completion of The Offer are not satisfied.

3.	Has the Board’s issued a recommendation with regard to this meeting?

Yes. Endesa’s Board of Director, at a meeting held on August 3, 2007, has recommended in favor of the amendments to its Corporate Bylaws and recommends shareholders participate in the Extraordinary General Shareholders’ Meeting and vote in favour of these Bylaws being amended for the following reasons:

•
Endesa’s Board of Directors, resolved unanimously that it views the economic terms of the Offer favorably, having determined that such terms are fair, from a financial point of view, to Endesa’s shareholders.

•	The Board of Directors took into account that the consideration offered by Acciona and Enel consists entirely of cash and that the Offer is open to all shareholders of Endesa.

II-	Announcement and convening of the meeting, quorum, place and time.

4.	When will the Extraordinary General Shareholders’ Meeting be held?

Endesa S.A.’s Extraordinary General Shareholders’ Meeting is to be held on September 25, 2007, at 11:00 a.m. at first call. In the event that the General Meeting cannot be held at first call because the necessary quorum is not achieved, it will be held in the same place and at the same time on September 26, 2007, at second call.

In consideration of the company’s present shareholder structure, the Meeting is likely to be held at first call on September 25, 2007.

5.	Where will the General Shareholders’ Meeting be held?

The Shareholders’ Meeting will be held at Pavilion 9 of the Parque Ferial Juan Carlos I (IFEMA), Madrid.

6.	Do these premises have access for disabled people?

Yes. The venue is fully adapted for disabled people.

7.	Getting there

Underground (metro)

-	Line 8, Nuevos Ministerios – Aeropuerto T4
Station: Campo de las Naciones (exit: Recintos Feriales)

Bus

-	Line 21, 73, Diego de León – Canillas
-	Line 104, Pza. Cdad. Lineal – Mar de Cristal
-	Line 112, Mar de Cristal – Alameda de Osuna
-	Line 122, Avenida de América – Campo Naciones
-	Line 322, Avenida de América – Campo Naciones – PT. Norte
-	Line 153, Las Rosas – Mar de Cristal

Auto

-    A-II, exit number 8
-    M-40, exits number 5, 6, y 7
-    M-11, exits number 5 y 6

8.	What time do the doors open?

The meeting venue will be open to shareholders from 9.30 am.

9.	How has the Shareholders’ Meeting been announced?

The call notice for the meeting was published in the Official Mercantile Gazette (BORME) and in several general and financial national and regional newspapers on August 7, 2007.

All information relating to the Extraordinary General Shareholders’ Meeting is also available on Endesa, S.A’s webpage.

10.	Will the Shareholders’ Meeting be broadcast?

The Extraordinary General Shareholders’ Meeting will be broadcast live with access via a special link on Endesa, S.A.’s website.

11.	What quorum is necessary for the Shareholders’ Meeting to be deemed validly convened?

At the forthcoming Extraordinary General Shareholders’ Meeting there will items on the agenda relating to amendments to Endesa’s Bylaws requested by the companies launching the Public Tender Offer. Therefore, for the meeting to be deemed validly convened the quorum established in article 26 of the Corporate Bylaws must be achieved, i.e. 50 per cent of the subscribed voting capital stock at the first call and 25 per cent at the second call.

III-	Right to information

Considering the special circumstances of “The Offer”, which involves several offerors, investors are urged to read the Prospectus approved by the CNMV (“Comisión Nacional del Mercado de Valores”) on 25 July 2007 because it contains important information. The Prospectus is available without charge from the Endesa´s website (www.endesa.es), from the CNMV´s website (www.cnmv.es), at Endesa´s principal executive offices in Madrid (Spain) and at principal executive offices of the Offerors.

12.	What information is available to the shareholder?

From the day the call notice for the Extraordinary General Shareholders’ Meeting was published until the date the meeting is held, shareholders will have access to the following information:

•	Call notice and agenda of the meeting.

•	Full text of the proposed resolutions in relation to each one of the agenda items.

•	Directors’ Report in relation to the resolutions in respect of bylaw amendments.

13.	How can I ask for information or clarification or ask any questions I may have concerning the Extraordinary General Shareholders’ Meeting?

Via the company’s website: www.endesa.es accessing the space dedicated to the Extraordinary General Shareholders’ Meeting – Shareholders’ Rights to Information.

Shareholders may also go in person to the Shareholders’ Office or send in their request by postal or electronic mail:

Calle Ribera del Loira Nº 60
28042 Madrid
Telephone: 900 666 900
e-mail: eoaccionista@endesa.es

14.	Where can I find information concerning the last Shareholders’ Meeting?

All information concerning the last Shareholders’ Meeting is available on the company’s website: www.endesa.es, in the space dedicated to Shareholder and Investor Information.

Shareholders may also go in person to the Shareholders’ Office or send in their request by postal or electronic mail:

Calle Ribera del Loira Nº 60
28042 Madrid
Telephone: 900666900
e-mail: eoaccionista@endesa.es

15.	Where do I have to go to collect the documentation I need for the Extraordinary General Shareholders’ Meeting?

Shareholders may deliver their proxy cards and collect the pertinent documentation for the Extraordinary General Shareholders’ Meeting, in addition to the attendance gift:

•	At Endesa´s executive offices from 7 August 2007 (Monday to Friday 9:00-14:00 and 16:00-18:00)

Calle Ribera del Loira Nº 60
28042 Madrid

•	Additionally, from 4 September 2007 at the following addresses:

ANDALUSIA		Horario
SEVILLA	AVDA.DE LA BORBOLLA 5 (SEVILLA)	L a V: 9,30 a 14,30
GRANADA	C/ESCUDO DEL CARMEN, 31 (primera planta)	L a V: 9,30 a 14,30
ARAGON
ZARAGOZA	SAN MIGUEL, 10	L a V: 9,30 a 14,30
BALEARIC ISLANDS
PALMA	JUAN MARAGALL,16	L a V: 9,00 a 14,00
VIZCAYA
BILBAO	GRAN VIA DON DIEGO LÓPEZ DE HARO 68	L a V: 10 a 14 y 17 a 20
Sábado: 10 a 14
CANARY ISLANDS
SANTA CRUZ DE TENERIFE	CARLOS J.R. HAMILTON 7, Edif. Princesa Dácil. (UNELCO)	L a J: 8.00 a 14.00
Viernes: 8.00 a 12.00

LAS PALMAS	C/ ALBAREDA, 38. Edif. Woermann (UNELCO)	L a J: 8.00 a 14.00
Viernes: 8.00 a 12.00
CATALONIA
BARCELONA	AV.PARAL.LEL,51	L a V: 9,30 a 14,30
GALICIA
A CORUÑA	C/ MÉDICO RODRÍGUEZ, Nº 12-14	L a V: 10 a 14 y 17 a 20
MADRID		Sábado: 10 a 14

MADRID	DIEGO DE LEÓN, 33	L a V: 10 a 14 y 17 a 20
VALENCIA		Sábado: 10 a 14

VALENCIA	GREGORIO MAYANS, 11	L a V: 10 a 14 y 17 a 20
Sábado: 10 a 14

•	Also, in Madrid from 4 September 2007 (Monday to Friday 9:0018:00) at the following places:

▪	Hotel Miguel Angel
C/ Miguel Angel, nº 29-31

▪	Hotel Abba Castilla Plaza
Paseo de la Castellana nº 220
Monday to Friday 9:00-14:00 and 16.00

IV-	Attendance fee

16.	Will a fee be paid for attending the Extraordinary General Shareholders’ Meeting?

At its meeting of 3 August, 2007 Endesa's Board of Directors resolved to pay an attendance fee of fifteen euro cents gross per share (0.15 euros gross per share) to all shareholders who participated in the Extraordinary General Shareholders’ Meeting, whether directly, by proxy or long-distance voting if shares are properly registered 5 days prior to the date when the meeting is schedule at first call.

17.	When will the fee be paid?

Attendance fee will be paid through the member entities of the clearinghouse Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR) beginning on the date of the Extraordinary General Shareholders’ Meeting.

The attendance fee is subject to taxation like a dividend. For this reason, a withholding of 18% will be applied to all individuals with a shareholding of less than 5% of the company’s capital.

V-	Methods of participating in the Shareholders’ Meeting

Any shareholders wishing to participate by any of the stipulated methods in the Shareholders’ Meeting must present an attendance card.

Furthermore if you have a qualified electronic signature and an advanced electronic signature, where they are based on a qualified electronic certificate for which there is no record of its revocation and which has been issued by the Spanish Public Certification Authority (CERES), which reports to the Spanish Mint, or an Electronic Identity Card (e-ID), you will be able to get a duplicate attendance card from Endesa´s web page.

18.	What must I do if I do not receive the attendance card for the Shareholders’ Meeting, or if I lose it?

You must ask the financial institution where your shares are deposited for a copy of the attendance card or a certificate which proves that you are indeed a shareholder.

19.	What must I do if I have to modify any of the personal data featured on the attendance/proxy card?

To make changes in the personal data of the card for this or future Shareholders’ Meetings, please notify the financial institution where your shares are deposited.

However, with the attendance card you have received, you will be able to attend the Shareholders’ Meeting and vote provided that your name and surnames, tax ID and the number of your shares are correct, and that, individually or together with others, you hold at least 50 shares.

   a- REPRESENTATION

      1- Through long-distance communication

20.	How can I be represented at the Extraordinary General Shareholders’ Meeting?

All shareholders may be represented at the Shareholders’ Meeting by another person. Proxies must be granted in writing and specifically for each Shareholders’ Meeting.

Since the attendance cards must be used by the shareholders as a document granting proxy at the Meeting, if shareholders wish to grant said proxy they must sign and duly fill out the card and indicate thereon the name of the person representing them.

Nevertheless, proxy is always revocable, so that if a shareholder does personally attend a Shareholders’ Meeting the power of proxy shall automatically be annulled.

Proxies may also be granted through long-distance communication, namely via postal or electronic correspondence.

21.	How can I grant a proxy through long-distance communication?

There are two ways:

1. By electronic means:

To grant a proxy by electronic communication with the Company, Endesa shareholders must go to the Company’s website at www.endesa.es, access the link to the Extraordinary General Meeting, and select the “Long-Distance Voting and Proxies” option.

Adequate guarantees to ensure the authenticity and identity of the shareholder granting the proxy are a qualified electronic signature and an advanced electronic signature, where they are based on a qualified electronic certificate for which there is no record of its revocation and which has been issued by the Spanish Public Certification Authority (CERES), which reports to the Spanish Mint.

All shareholders who have an electronic signature that meets the requirements indicated and who identify themselves by that signature, and all shareholders holding an electronic identity card (e-ID) may grant a proxy by going to the Company’s website at www.endesa.es and following the procedure established there.

Shareholders granting proxy using electronic means must notify the designated representative in this connection, unless said representative is a member of the Board of Directors or the Secretary to the Board of Directors of Endesa (such notice is deemed to have been served upon receipt by Endesa of the electronic proxy).

On the date and at the venue of the Meeting, the designated proxyholders must identity themselves with their national identity card or passport, if appropriate together with a copy of the electronic proxy, so that the Company can check the proxy granted to them.

The proxyholder can only exercise the shareholder’s vote by attending the Meeting in person.

2. By postal mail:

To grant postal proxies, shareholders must fill out and sign the “Proxies” section on the attendance card, issued on paper by the financial institution where the shares are deposited.

The proxyholder can only exercise the vote by attending the Shareholders’ Meeting in person.

Shareholders may send the duly completed and signed card:

•	By postal mail to the following address: ENDESA, S.A. (EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
•	Using the “prepaid” envelope, if any, accompanying the card.
•	By a courier service equivalent to the postal service to the above address.
•	By handing in the completed and signed card to the entity where the shares are held, ensuring that the entity forwards the card to ENDESA, in due time and form.

On the date and at the venue of the Meeting, the designated proxyholders must identify themselves with their national identity card or passport, if appropriate together with a copy of the proxy, so that the Company can check the proxy granted to them.

22.	What is the deadline for receipt of proxies granted via long-distance means?

Proxies granted via long-distance means (whether electronically or by postal mail) must be received by the Company 24 hours prior to the date and time when the meeting is scheduled at FIRST CALL.

Otherwise, the proxy will be deemed not to have been granted, unless its later receipt prior to the holding of the Shareholders’ Meeting poses no material problems for the verifications and calculations required in connection with preparing for and holding the Meeting.

23.	What are the priorities established between proxy, long-distance voting and personal attendance at the General Shareholders’ Meeting?

•
Personal attendance at the Shareholders’ Meeting by shareholders who have granted a proxy or already cast their vote via long-distance means, by whichever means, will render the proxy or vote cast via long-distance means ineffective.

•
Likewise, whichever means was used to cast it, a vote will render any proxy granted electronically or by means of a printed card ineffective, and the proxy will be deemed to have been revoked if granted previously, or not to have been granted at all if granted subsequently.

24.	What are the priorities between various proxies?

Should a shareholder validly grant several proxies, the last one received by the Company will prevail.

  2- Attendance of the proxyholder at the General Shareholders’ Meeting

Shareholders may participate in the meeting via a proxy, who shall attend the Meeting in person, in order to execute their instructions.

    3- Delivery of the proxy card at the Company Headquarters or at the premises designated for this purpose

Shareholders may hand in their cards at the Company headquarters or commercial premises, having duly completed the proxy or voting sections.

b- LONG-DISTANCE VOTING

25.	How can I vote by long-distance communication?

There are two ways:

1. By electronic means:

To vote via long-distance electronic communication with the Company, Endesa shareholders must go to the Company’s website at www.endesa.es, access the Extraordinary General Shareholders’ Meeting link, and select the “Long-distance Voting and Proxies” options.

Adequate guarantees to ensure the authenticity and identity of the shareholder granting the proxy are a qualified electronic signature and an advanced electronic signature, where they are based on a qualified electronic certificate for which there is no record of its revocation and which has been issued by the Spanish Public Certification Authority (CERES), which reports to the Spanish Mint.

All shareholders who have an electronic signature that meets the requirements indicated and who identify themselves by that signature, or an Electronic Identity Card (e-ID) may vote on the business on the agenda for the Shareholders’ Meeting by going to the Company’s website at www.endesa.es and following the procedure established therein.

2. By postal mail:

For long-distance postal voting, shareholders must fill out and sign the “Long-Distance Postal Voting ” section of the card for attendance, proxies and long-distance voting issued on paper by the entity where they have deposited their shares.

Having filled out and signed by hand the card for attendance, proxies and long-distance voting in the “Long-Distance Postal Voting” section, shareholders can send the card:

•	By postal mail to the following address: ENDESA, S.A. (EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
•	Using the “prepaid” envelope, if any, accompanying the card.
•	By a courier service equivalent to the postal service to the address indicated above.
•
By handing in the filled-out and signed card to the entity participating in IBERCLEAR at which they have deposited their shares, ensuring that the entity forwards the card to ENDESA, in due time and form.

If the attendance card issued by the entity at which the shares are deposited does not have a “Long-Distance Postal Voting” section, shareholders wishing to cast their votes by postal mail must download a Long-distance Voting Card from the ENDESA website at www.endesa.es, print it on paper, and fill it out and sign it, together with the attendance card issued by the entity.

Having filled out both cards and signed them by hand, shareholders can send them:

•	By postal mail to the following address: ENDESA, S.A. (EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
•	By a courier service equivalent to the postal service to the address indicated above.
•
By handing over the filled-out and signed card to the entity participating in IBERCLEAR at which they have deposited their shares, although they must make sure that the entity forwards the card to ENDESA, in due time and form.

26.	What is the deadline for receipt of longdistance votes?

Votes cast via long-distance means (whether electronically or by post) must be received by the Company 24 hours prior to the date and time when the meeting is scheduled at FIRST CALL.

Otherwise, the proxy will deemed not to have been granted and the vote not to have been cast, unless their later receipt prior to the holding of the Shareholders’ Meeting poses no material problems for the verification and calculations required in connection with preparing for and holding the Meeting.

Personal attendance at the Shareholders’ Meeting by shareholders who have cast their vote via long-distance means, whichever means was used to do so, will render the vote cast via long-distance means ineffective.

27.	What is the consideration given to long-distance voting?

Shareholders with the right to attend and who cast their votes via long-distance means as provided will be deemed to be present for the purpose of convening the Shareholders’ Meeting.

28.	How can I obtain an electronic certificate issued by the Spanish Public Certification Authority (CERES) which reports to the Spanish Mint, to exercise my rights using long-distance means?

There is detailed information about how to obtain a User’s Certificate on the website of the Spanish Mint (www.fnmt.es). However, the procedures may be summed up as follows:

From the homepage of the aforementioned website (www.fnmt.es) click on the link “CERES” to access the Spanish Public Certification Authority (CERES). .

Then click on the “Certificado de Usuario de la FNMT” , on “Obtención” and follow the instructions. The programme will ask you for your Tax Identification Number and will generate a password which you will have to present, along with your National Identity Card, to one of the public bodies listed.

You can then perform step three which is to upload the User Certificate onto your computer. Once you have completed this step and verified that the operation has been performed successfully, you may vote or grant proxies electronically.

c- DELIVERY OF THE CARD AT THE COMPANY HEADQUARTERS OR AT THE PREMISES DESIGNATED FOR THIS PURPOSE

Shareholders may deliver their signed card, in exercise of their right to vote or proxy, at Endesa's Registered Offices or at the premises designated for this purpose.

d- ATTENDANCE AT THE GENERAL SHAREHOLDERS’ MEETING

29.	Who is entitled to attend the Extraordinary General Shareholders’ Meeting and what must they do to attend?

All shareholders who, individually or together with others, hold at least 50 shares may attend the Shareholders’ Meeting.

You must have the attendance card provided by your financial institution in order to attend the Meeting.

In accordance with the provisions of Article 27 of the Bylaws, shareholders who, individually or grouped together with others, hold at least 50 shares, may attend Shareholders’ Meetings provided that they have registered their shares in the appropriate book entry accounting record five days before the Meeting is held and they obtain the relevant attendance card.

As indicated, to attend the Shareholders’ Meeting shareholders will need the attendance card issued by the financial institution at which their shares are deposited, as from the date on which the Meeting is announced in the Official Mercantile Gazette (BORME) and the journal of call notices, and which the same financial institution shall send directly to shareholders.

The attendance card is the document which shareholders’ financial institutions send shareholders featuring their personal data, data relating to the securities account in which their shares are deposited and also the information pertaining to the Extraordinary General Shareholders’ Meeting: agenda, amount of the attendance premium, instructions for voting or granting proxies, etc.

30.	Can I attend the Meeting if I do not have the minimum number of shares required?

Yes, but you must group together with other shareholders to attain the minimum number of 50 shares and for proxy purposes. You can be represented by other/s shareholder/s with whom you have grouped your shares to attain at least 50 shares, but in this case you will not be able to personally attend the Shareholders Meeting.

31.	How can I intervene during the course of the General Shareholders’ Meeting?

In accordance with the Regulations of the General Shareholders’ Meeting, the Chairman will invite shareholders who wish to participate in the meeting to have their request duly noted in the presence of the Notary, indicating their personal data and the number of shares which they hold or represent. The Chairman will invite shareholders who have so requested to take the floor.

During the time allotted for speaking on the floor, shareholders may request such reports or clarifications as they deem necessary regarding the items on the agenda, or any other matter which they consider appropriate.

Article 18 of the Regulation of the General Shareholders’ Meeting states that each shareholder shall initially have five minutes on the floor, although the Chairman of the Meeting may extend the time allotted.

Shareholders who wish to have the entirety of what they say on the floor noted in the Minutes must expressly make a request to this effect and deliver to the Notary, before taking the floor, the written transcript of their speech so that it can be verified and subsequently attached to the original Minutes.

32.	What is the deadline for me to acquire shares and thereby become entitled to attend the General Shareholders’ Meeting?

To attend, grant a proxy or vote at a General Shareholders’ Meeting you may acquire shares up to five days prior to the date of the Meeting, requesting the due certification of your position as shareholder from the financial institution where you deposit your shares.

33.	Can I attend the Meeting accompanied?

Only if the other person is a shareholder or holds a proxy from a shareholder.

VI-	Voting and adoption of resolutions at the Shareholders’ Meeting

34.	How many votes does a shareholder have at the Meeting?

Shareholders are granted one vote per share held or represented. Notwithstanding the above, no shareholder may, in relation to the shares held  cast a number of votes higher than that corresponding to 10 per cent of the total voting capital stock existing at any given time even if the shares held exceed said percentage, in accordance with Article 32 of the Bylaws.

35.	How can I exercise my right to vote if I attend the General Shareholders’ Meeting in person?

In the event that you attend the Meeting in person, you must take into account that, in accordance with the Regulations of the General Shareholders’ Meeting, all votes attending the meeting are considered to be favourable to the proposals listed on the agenda, unless the Notary is notified, in writing or in person, of your vote against the proposal, blank vote or abstention.

Nevertheless, in the case of resolutions concerning items not included on the agenda, the votes corresponding to all the shares attending the Meeting, unless the Notary is notified in writing or in person of their vote for, blank vote or abstention, will be deemed to be votes against the proposal put to a vote.

Notwithstanding the above, and having regard to the circumstances prevailing in each case, the Chairman of the Meeting may resolve that any other system for determining votes be used.

Furthermore, shares which appear on the list of attendees less those of holders or proxyholders who have absented themselves from the Meeting before the voting and have placed this circumstance on record in the presence of the Notary, will be deemed to be shares attending the Meeting.

However, shareholders may also be cast their votes by long-distance communication, namely via postal or electronic correspondence.

36.	How can I find out about the resolutions approved at the Meeting if I am unable to attend?

Shareholders may apprise themselves of the resolutions adopted by the Shareholders’ Meeting on the Company’s website.

They may also visit the Shareholders’ Office in person or address a request thereto by post or e-mail to receive all information pertaining to the Extraordinary Meeting.

Calle Ribera del Loira Nº 60
28042 Madrid
Telephone No.: 900666900
e-mail: eoaccionista@endesa.es

VII-	The Public Tender Offer

37.	What does this Extraordinary Shareholders’ Meeting have to do with the takeover offer for ENDESA?

For the bid launched by Acciona and Enel to go ahead, i.e., so that you can sell your shares as part of this offer, among other things an Extraordinary Shareholders’ Meeting must be convened and the proposals presented must be approved, unless Acciona and Enel voluntarily waives this condition.

38.	Shall I sell my shares or not? What would you recommend? What has the Board of Directors recommended to shareholders? At what price should I sell my shares?

The only one who can make that decision is you. All we can do is to inform you that according to the law, Endesa’s Board of Directors made a public report explaining its opinion. Almost literally, the fundamental aspects, of this opinion are:

In its report on the takeover bid, Endesa’s Board of Directors, values the terms of the offer favourably.

The members of the Board of Directors, who hold, directly or indirectly, shares in Endesa, have not yet made a decision as to whether or not to accept the offer in respect of the shares which they hold. They undertake to publicise their decision as soon as they make it and always within the acceptance period of the takeover offer.

Caja de Ahorros y Monte de Piedad de Madrid, through Mr. Miguel Blesa de la Parra, indicated that it has not yet adopted a resolution as to whether to tender the Endesa shares owned by it pursuant to the Offer.  Caja de Ahorros y Monte de Piedad de Madrid has undertaken to announce its decision as to whether to accept the Offer promptly upon making such decision, and in any case prior to the expiration of the Offer in Spain.

The price set by Acciona and Enel is Euro 40.16 per share in cash. The Board of Directors of Endesa values the terms of the offer favourably (see question 3).

39.	What do I have to do to sell my shares to Acciona and Enel? Can I sell them before the Shareholders’ Meeting?

To sell your shares in Endesa to Acciona and Enel and receive Euro 40.16 in cash per share, you must instruct the financial institution at which your shares are deposited to sell in the public tender offer by Acciona and Enel, duly completing the sale form or issuing the sell order by telephone, Internet or any other mechanism which you normally use with that depositary entity.

The period to tender your Endesa´s shares to Acciona´s and Enel´s offer is from 30 July to 1 October, 2007.

Withdrawal of acceptances are not allow unless a competing bid appears. The tender will just be effective at the end of the tender period and only if the bid´s requirements are met or the offerors decide to complete their offer.

If you wish to accept the Offer, you should attend the Extraordinary Shareholders Meeting and vote in favour of the modification of Endesa’s Corporate Bylaws to reduce risk of meeting bid requirements.

The Offer consideration (Euro 40.16 per share) will be reduced to reflect the gross effect of any dividends, distributions, other similar concepts, splits or share dividends effective from the date which the Offer was made through the date on which the result the Offer  is published (both dates excluded).

However, you can sell your shares in the market normally prior, during (if you have not accepted the Offer) and, evaluating the possible increase in risk, after the acceptance period of the offer.

40.	How will be splited between Acciona and Enel the acceptances in the offer settlement?

Acciona will obtain the first 42,079,382 Endesa´s shares which have accepted the Offer, representing 3.974% of total outstanding shares. The rest of the shares will be attributed to Enel.

41.	What happens if I don’t want to sell my shares?

You are not under any obligation to sell your shares. You can continue to be a shareholder in Endesa.

42.	Important dates and deadlines for selling my shares.

-	30 July to 1 October: This is the acceptance period for the offer.
-	25 September: Extraordinary General Shareholders’ Meeting.

43.	Could there be a third bid?

Yes, a third bid can be made during the first 10 calendar days of the tender period.

44.	Could Acciona and Enel withdraw from the process and declare its bid INVALID?

Acciona and Enel may decide not to complete its bid if it fails to meet any of the requirements the bid is conditioned on:

- Acceptance threshold: obtain above 50% of the total outstanding shares (considering the shares that Acciona and Enel already own: 487,116,120 shares or 46.01% total outstanding shares).
- Modification of Endesa’s Corporate Bylaws: Articles 32, 37, 38 and 42 before the tender period ends.

If both requirements are met, Acciona and Enel are required to complete its bid and pay for all tendered shares. However, if one or more of these requirements is not met, Acciona and Enel are free to decide whether to complete its bid, and accept the tendered shares for payment.

45.	If the bid is successful, could the dividend I receive every year be affected?

If the bid is successful there will be a change in the shareholder structure.  The Company’s new owners could decide to change the dividend policy, as they have announced in the Prospectus of the Offer.

Where can I get more information?

♦	If you are calling from Spain: Endesa’s freephone number 900 666 900 (national call).
♦	If you are calling from elsewhere in Europe: the freephone number of DF King (proxy agent): + (800) 5464-5464; and if you are calling from the United States: +1 (800) 967-7921
♦	On Endesa’s website www.endesa.es
♦	On the Spanish Securities Market Commission website www.cnmv.es
♦	On the Securities and Exchange Commission’s website www.sec.gov
♦	On Acciona’s website www.acciona.es
♦	On Enel’s website www.enel.com

NOTE: The answers provided here are intended as guidance, without prejudice to the strict application of legislation in force.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: August 7, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations